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                                                                      EXHIBIT 20



October 13, 1995



Special Committee of the Board of Directors
Forum Retirement, Inc.
8900 Keystone Crossing
Suite 200
P.O. Box 40498
Indianapolis, IN 46240

 Attn :  Mr. John Sexton
         Mr. James Leslie

Gentlemen:

Forum Group, Inc. (the "Purchaser") has offered to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P. (the "Partnership"), at a price of $2.83 per Unit net to the seller in cash (the "Offer"). The Offer commenced on October 2, 1995 and is expected to be amended no later than October 16, 1995 to reflect the foregoing price per Unit.

You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of Units, other than the Purchaser and its affiliates, (the "Unaffiliated Limited Partners") is fair to such Unaffiliated Limited Partners, from a financial point of view.

In arriving at our opinion, we have reviewed the Offer to Purchase and financial and other information that was publicly available or furnished to us by Forum Retirement, Inc. (the "General Partner"), or its affiliates and representatives, including certain financial projections for the Partnership and information provided by the General Partner or its affiliates in discussions therewith concerning the Partnership's business, operations and future prospects. In addition, we have compared certain financial and securities data of the Partnership with various other entities in similar businesses whose securities are traded in public markets, reviewed other cash tender offer transactions and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering the opinion set forth below, we have assumed and relied upon, without independent verification: the accuracy and completeness of the financial and other information obtained by us from public sources and that was provided to us by the General Partner or its affiliates and representatives. With respect to the financial projections supplied to us, we have assumed they


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Forum Retirement, Inc.
October 13, 1995
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have been reasonably prepared on the basis of the best currently available estimates and judgments of the General Partner or its affiliates, and with reasonable assumptions as to the future operating and financial performance of the Partnership. We have neither made nor obtained any independent appraisal of the assets or liabilities of the Partnership nor have we conducted any physical inspection of the properties and facilities of the Partnership.

Our opinion is necessarily based on the status and condition of the Partnership and economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise this opinion. This opinion is being delivered pursuant to the terms and conditions agreed to in the engagement agreement between the General Partner and ROBERT A. INNAMORATI & CO., INC.

Based on the foregoing and such other factors as we deem relevant, we are of the opinion that the proposed cash consideration to be received by the Unaffiliated Limited Partners pursuant to the Offer is fair to such Unaffiliated Limited Partners, from a financial point of view.

Very truly yours,

ROBERT A. INNAMORATI &  CO., INC.

By:   /s/  Robert A. Innamorati
      ____________________________________
           Robert A. Innamorati
           President